

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2016

Brian Tienzo
Principal Financial Officer
Golar LNG Limited
9 Par-la-Ville Road, 2nd Floor, S.E. Pearman Building
Hamilton HM 11, Bermuda

> **Re: Golar LNG Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 2, 2016**
> **File No. 000-50113**

Dear Mr. Tienzo:

We have reviewed your August 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates
Vessels and Impairment, page 84

1.   Refer to your response to prior comment 1. You state you obtained third party shipbroker valuations for all of your vessels, which implies fair values of your vessels were based on these valuations. However, on page 85 you disclose that your valuation approach is to make an estimate of future net cash flows which implies fair values are based on discounted cash flows. Please clarify for us the basis for determining the fair value of your vessels, and in particular, those that are being/expected to be converted into FLNGs.

2.   In your response to prior comment 2, you state the estimate of market values of your vessels is based on market values that have been received from third party shipbrokers. You state in your response to prior comment 1 that broker value was lower than the carrying value for four vessels (Hilli, Gimi, Gandria and Golar Arctic). On page 86, you disclose that the fair market value of your owned vessels, except for the Golar Arctic, would not be lower than their respective historical book values. Additionally, on page 84 you specifically disclose that the fair value of the Hilli was substantially higher than its carrying value at December 31, 2015. Please reconcile for us the assertions in the preceding three sentences.

3.   For Gimi and Gandria, you state in the response that you estimated the undiscounted cash flows assuming these vessels will be utilized as FSUs until they meet the criteria to be classified as assets under development as FLNGs. You also stated that you assumed cash flows starting January 2016. It appears these vessels are not in use or available for use while in lay up awaiting conversion. Please explain to us the feasibility of utilizing these vessels as FSUs while awaiting conversion into FLNGs. In your response, tell us what is necessary to place these vessels into service and the timeframe to do so.

Notes to Consolidated Financial Statements
Note (13) Investment in Affiliates
Golar Partners, page F-35

4.   Refer to your response to prior comment 4. We believe that each of your ownership interests in Golar Partners should be accounted for using the equity method pursuant to ASC 323-30-25-1 and ASC 323-30-S99-1 in that (1) Golar Partners is organized as a partnership, (2) the distribution provisions of Golar Partners is representative of partnership qualities and (3) the guidance in ASC 323-30-35-3 referred to in your response is specific to limited liability companies and should not be analogized to the treatment of a partnership as a corporation. We also note your reference to ASC 810-20-15-3, and presumably to the parenthetical within paragraph 3a therein that mentions limited liability companies. We do not believe this analogy is relevant in that this provision is only in the context of limited liability companies that are like partnerships. Please tell us the impact on your financial statements for each year presented in your filing of applying the equity method of accounting for each of your ownership interests in Golar Partners from their inception.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure